BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

02 NOV 12

BAA

04 November 2002

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

02060320

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

SUPPL

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

pp **Alison Livesley**
Head of Investor Relations

12/12

To: Alison Livesley
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 4 November 2002

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

BAA

02 NOV 13

Monday 4 November 2002

BAA plc

INTERIM FINANCIAL RESULTS FOR THE SIX MONTHS TO 30 SEPTEMBER 2002

INVESTOR RELATIONS

Alison Livesley
Head of Investor Relations
130 Wilton Road, London SW1V 1LQ
Tel: + 44 (0)20 7932 6692
Fax: +44 (0)20 7932 6783

Embargoed to 0700, Monday 4 November 2002

BAA RESULTS
FOR THE SIX MONTHS TO 30 SEPTEMBER 2002

BAA INVESTING FOR THE FUTURE

- Capital expenditure up 6.9% to £326 million (30 September 2001: £305 million), with UK airports' capital expenditure up 11.5% to £311 million (£279 million), as investment programme at Heathrow, including Terminal 5, accelerates.
- Passenger traffic up by 1.0% to 70.3 million (69.6 million).
- UK airports' net retail income up 5.0% to £274 million (£261 million) and net retail income per passenger up 4.0% to £3.91 (£3.76).
- Group operating profit from continuing businesses up 0.6% at £357 million (£355 million), despite increased security and insurance costs.
- Normalised profit before tax down 3.6% to £326 million (£338 million).
- Interim dividend up 3.3% to 6.3 pence (6.1 pence).

BAA's financial results presentation will be broadcast live on BAA's website - www.baa.com/results - at 9.30am (Greenwich Mean Time) on Monday 4 November 2002. An interview with Mike Hodgkinson, chief executive, on BAA's interim results 2002/03 will follow after the live broadcast.

SUMMARY OF RESULTS

	6 months to 30 Sept 2002	6 months to 30 Sept 2001	Change %
Passenger traffic	70.3m	69.6m	1.0
Revenue*	£1,019m	£1,008m	1.1
EBITDA*	£482m	£472m	2.1
Group operating profit*	£357m	£355m	0.6
Normalised profit before tax**	£326m	£338m	(3.6)
Profit before tax and exceptionals	£326m	£334m	(2.4)
Exceptional items	-	(£184m)	-
Earnings per share before exceptionals	21.2p	21.8p	(2.8)
Interim dividend	6.3p	6.1p	3.3
Capital expenditure***	£326m	£305m	6.9

* Continuing operations only and excludes associates, joint ventures and exceptionals.
** Excludes joint ventures, associates and exceptionals.
*** Excludes present value of deferred compensation for purchase of Terminal 5 land of £196 million and capitalised interest.

BAA plc, the international airport group, today announced that, for the six months to 30 September 2002, revenue from continuing businesses increased by 1.1% to £1,019 million (30 September 2001: £1,008 million) on a passenger traffic increase of 1.0%. Group operating profit from continuing businesses and before exceptionals was up 0.6% at £357 million (£355 million), reflecting 5.0% growth in net retail income offset by reduced average airport charges yield and additional insurance and security costs. Normalised profit before tax decreased by 3.6% to £326 million (£338 million), driven by a higher interest charge as a result of the lower amount capitalised and the cost of forward funding the future capital programme.

Earnings per share before exceptionals were 21.2 pence (21.8 pence).

OPERATING AND FINANCIAL REVIEW

UK airports and World Duty Free Europe

In the six months to 30 September 2002, passenger traffic was 1.0% above last year, at 70.3 million (69.6 million) passengers. This contributed to a 1.4% increase in total revenue at UK airports to £931 million (£918 million). Operating profit of the UK airports grew by 0.6% to £339 million (£337 million), including the profit of World Duty Free Europe's UK airports operations.

Traffic

The strongest passenger demand in the period was in the domestic and Irish markets, with respective growth of 8.6% and 3.9%, fuelled by lower fares from the traditional and low-cost scheduled airlines. In total, these two markets represented 23.0% of the UK airports' total passengers, or 16.2 million (15.0 million) travellers.

Airport charges

The 1.0% growth in traffic was offset by a lower average yield in airport charges, resulting in a 1.1% decrease in UK airport charges revenue to £361 million (£365 million). This reflects fewer aircraft traffic movements and reduced aircraft parking revenues as airlines streamline their flight programmes in response to the difficult trading environment.

Retail

UK airport retailing, including the operations of World Duty Free Europe, continued to perform strongly, with net retail income increasing by 5.0% to £274 million (£261 million) and net retail income per passenger rising by 4.0% to £3.91 (£3.76). The improved performance from airside shops, catering and duty-free has been supported by the completion of the latest phase of Heathrow Terminal 3's redevelopment and the new duty-free shop at Stansted, which opened in August. Income from bureaux de change is unchanged from last year, despite the introduction of the Euro, although this trend is unlikely to continue as the new currency matures. Retail income has also benefited from a new multi-storey car park in Glasgow and the continuing car park refurbishment programme.

International airports

BAA's investments, joint ventures and management contracts in international airports realised an operating profit of £6 million (£5 million).

Heathrow Express

Heathrow Express performed at a similar level to the same period last year, carrying 2.5 million passengers providing revenue of £31 million (£31 million). While Heathrow airport's passenger numbers grew by 1.4% over the same period, the proportion of transfer passengers continued to grow, which adversely affected Heathrow Express passenger traffic. Operating profit from Heathrow Express remained at £5 million (£5 million).

BAA McArthurGlen

In accordance with our strategy, the joint venture between BAA and McArthurGlen was dissolved in September. As a result, BAA assumed the interest of McArthurGlen in three UK manufacturers' outlet centres and retained its interest in two other centres. BAA intends to dispose of these property interests when market conditions are appropriate. BAA's share of the joint venture's pre-interest trading profit for the period was £4 million (£2 million) and interest cost was £4 million (£6 million).

BAA Lynton

BAA Lynton achieved an operating profit of £10 million (£10 million). There was no disposal of investment properties during the period (2001: exceptional profit £6 million).

Interest charge and other financing costs

The Group's net financing costs, excluding joint ventures and associates, increased to £31 million (£14 million), comprising £54 million (£38 million) interest charge (net of £9 million (£17 million) capitalised interest) offset by £22 million (£24 million) other finance income, recorded in line with FRS 17 'Retirement Benefits', and £1 million (£nil) income from other fixed asset investments.

The net interest charge increased primarily as a result of:

- the £8 million reduction in interest capitalised due to:
  - (a) a higher proportion of total capital spend being in respect of Terminal 5, on which interest is not yet being capitalised; and
  - (b) the application of an average 5.3% interest rate (7.3%), reflecting the lower cost of recent borrowings.
- the cost of forward funding the Group's capital investment programme.

Taxation

The tax charge, before the impact of exceptional items, of £101 million (£100 million) represents an effective rate of 31% (30%). This reflects full provision for deferred tax.

Dividend

The interim dividend has increased by 3.3% to 6.3 pence (6.1 pence), reflecting the directors' confidence in the business and its growth potential.

Earnings per share

As a result of the higher interest cost and effective tax rate, earnings per share before exceptional items fell by 2.8% to 21.2 pence (21.8 pence). After exceptional items, earnings per share increased from 4.5 pence to 21.2 pence.

Balance sheet

At 30 September 2002, BAA had net assets of £4,606 million (£4,664 million) supported by tangible fixed assets of £7,379 million (£6,790 million). Included in net assets was a pension scheme deficit, net of deferred tax, of £65 million (surplus of £227 and £299 million at 30 September 2001 and 31 March 2002 respectively) as required to be recorded under FRS 17. The deficit primarily reflected the significant fall in the value of worldwide stock markets during the six months to 30 September 2002.

mf.../

Capital expenditure

Group capital expenditure, excluding capitalised interest, was £522 million (£305 million). This included significant investment on upgrading and expanding capacity in the core UK airports, including Terminal 5, of £311 million (£279 million). In addition, a further £196 million has been capitalised in respect of the present value of deferred compensation payable to the vendor of land acquired for Terminal 5.

Cashflow and borrowings

Net borrowings increased by £255 million to £1,906 million (31 March 2002: £1,651 million), largely as a result of the assumption of debt associated with the BAA McArthurGlen centres of £180 million. Gearing was 41.4% (31 March 2002: 34.3%).

CHIEF EXECUTIVE'S COMMENT

BAA's chief executive, Mike Hodgkinson, said: "We are now focusing entirely on our core airport activities, primarily in the UK although we will continue to seek further prudent investments in international airport developments. This strategy, which we have followed for the past three years, has delivered good results.

"In this last six months, we have seen continued growth in retail income, offsetting low traffic growth, lower airport charges yield and additional security and insurance costs. Consequently, we have achieved a small increase in operating profit from our continuing activities.

"We have continued to make substantial investment in new and improved facilities, particularly at Heathrow. We completed the new Terminal 1 immigration hall. The final phase of the major redevelopment of the Terminal 3 departure lounge is in progress. Since receiving approval for Terminal 5, we have made excellent progress in securing the detailed permissions required before we can begin construction of the new terminal. As a result, site preparation work is already well under way, helped by dry conditions over the late summer. Subject to a satisfactory outcome of the regulatory review, we are well placed to begin work on the construction of Terminal 5 in earnest in the New Year.

mf.../

Outlook

"It remains difficult to predict the pace of traffic recovery. We have seen good growth in leisure markets at all our airports; however, long haul routes continue to be adversely affected. We remain confident about the growth in demand for air travel over the medium to long term, despite this short term uncertainty.

"The timetable for BAA's regulatory review has been extended. The Competition Commission was granted an additional two months, to the end of October, to complete its review and make its recommendations. As a result, the CAA's decision on the price caps to be applied from 1 April 2003 will not be confirmed until early in the New Year. Although there has been a debate about the appropriate charging methodology, both the Commission and the CAA have acknowledged the need to provide adequate incentives for continued investment in airport infrastructure and to maintain and develop services to airlines and passengers. The CAA's draft final proposals are expected to be published in the next four to five weeks.

"In July, the Government opened its consultation on the proposed expansion of the UK's airports over the next 30 years. We welcome the Government's clear intention to ensure that additional runway capacity is available to handle the predicted growth. Our response will be to provide an objective assessment of options for the south-east and Scotland, which the Government has requested by the end of November.

"In the short term, the main focus for our investment will remain at Heathrow, with the development of Terminal 5, enabling works for the new 550 seater A380 aircraft and improvements at the existing four terminals. However, we are also pleased to have received approval in September, from Uttlesford District Council, for the development of Stansted to serve 25 million passengers a year, subject to final approval from the Secretary of State. We are delighted, as at Gatwick, that both the company and the communities around the airport will avoid the need for a costly and time consuming planning inquiry. We anticipate commencing this extension to capacity in 2004.

"On 17 October, the CAA published its draft proposals to amend the cap on NATS' charges to airlines for en-route air traffic control services in the UK. Subject to the

outcome of that consultation and transaction negotiation, we expect to make a planned investment of £65 million in NATS.

"The last three years have been a challenging period for the aviation industry. First, we had to recover from the abolition of duty-free in 1999. Then, along with the whole industry, we have had to manage in the difficult environment following the terrible events of 11 September 2001. However, these challenges have proven that BAA is a resilient business and I believe its strengths will continue to provide a good platform for growth."

For further information on BAA's results, visit website: www.baa.com/results

Ends

Media enquiries:	**Steven Olivant, BAA plc** **Tel: +44 (0)20 7932 6654**
City enquiries:	**Alison Livesley, BAA plc** **Tel: +44 (0)20 7932 6692**

Segmental summary

	Revenue* to 30 Sept 2002 £m	Revenue* to 30 Sept 2001 £m	Operating profit* to 30 Sept 2002 £m	Operating profit* to 30 Sept 2001 £m
Airports - UK and overseas	779	767	332	331
World Duty Free Europe – UK airports	186	183	12	11
Rail - Heathrow Express	31	31	5	5
BAA Lynton	18	12	10	10
Other	5	15	(2)	(2)
Total – continuing operations	**1,019**	**1,008**	**357**	**355**
Discontinued operations	-	117	-	(3)
TOTAL	**1,019**	**1,125**	**357**	**352**

* Excludes associates, joint ventures and exceptionals.

Results by quarter (2002/03)

	1st quarter	% change from 2001/02	2nd quarter	% change from 2001/02
Revenue*	£477m	(1.0)	£542m	3.0
Operating profit*	£158m	(3.1)	£199m	3.6
Profit before tax and exceptionals	£143m	(4.7)	£183m	(0.5)
Normalised profit before tax**	£143m	(5.9)	£183m	(1.6)
Earnings per share before exceptionals	9.3p	(5.1)	11.9p	(0.8)

* Excludes discontinued activities and associates, joint ventures and exceptionals.
** Excludes associates, joint ventures and exceptionals.

BAA plc
EMBARGOED UNTIL 07:00 HOURS 4 NOVEMBER 2002

BAA plc RESULTS FOR SIX MONTHS ENDED 30 SEPTEMBER 2002

Consolidated profit and loss account for the six months ended 30 September 2002

Year ended 31 March 2002 £m		30 September 2002 (unaudited) £m	30 September 2001 (unaudited) £m
1,887	Continuing operations	1,037	1,008
-	Acquisitions	1	-
1,887		1,038	1,008
117	Discontinued operations	-	117
2,004	**Revenue** - group and share of joint ventures	1,038	1,125
(17)	Less share of joint venture revenue - continuing operations	(19)	-
1,987	**Group revenue**	1,019	1,125
(1,437)	**Operating costs**	(662)	(773)
553	Continuing operations	356	355
-	Acquisitions	1	-
553		357	355
(3)	Discontinued operations	-	(3)
550	**Group operating profit**	357	352
5	Share of operating profit in joint ventures - continuing operations	5	2
(15)	Share of operating profit in joint ventures - continuing operations - exceptional item	-	-
1	Share of operating profit in associates - continuing operations	1	-
541		363	354
(190)	Loss on disposal of discontinued operations - exceptional item	-	(190)
2	Release of prior year provision - exceptional item	-	-
16	Profit on the sale of fixed assets of continuing operations - exceptional item	-	6
369	**Profit on ordinary activities before interest**	363	170
1	Income from other fixed asset investments	1	-
(87)	Net interest payable - group	(54)	(38)
(12)	Net interest payable - joint ventures	(5)	(6)
(1)	Net interest payable - associates	(1)	-
48	Other finance income - group	22	24
318	**Profit on ordinary activities before taxation**	326	150
(152)	Tax on profit on ordinary activities	(101)	(100)
1	Tax on exceptional items	-	1
167	**Profit on ordinary activities after taxation**	225	51
(2)	Equity minority interests	(1)	(3)
165	**Profit for the period attributable to shareholders**	224	48
(194)	Equity dividends	(67)	(65)
(29)	**Retained profit/(loss) for the group and its share of joint ventures and associates**	157	(17)
15.6p	**Earnings per share**	21.2p	4.5p
33.2p	**Earnings per share before exceptionals**	21.2p	21.8p
15.5p	**Diluted earnings per share**	20.1p	4.5p

Statement of total recognised gains and losses for the six months ended 30 September 2002

Year ended 31 March 2002 £m		30 September 2002 (unaudited) £m	30 September 2001 (unaudited) £m
165	Profit for the period attributable to shareholders*	224	48
74	Unrealised surplus on revaluation of investment properties	-	-
-	Revaluation of assets previously held within joint ventures at cost net of deferred tax	6	-
(124)	Loss on net pension liability/asset	(518)	(226)
37	Deferred tax associated with loss on net pension liability/asset	155	68
2	Currency translation differences on foreign currency net investments	(2)	(1)
154	**Total recognised gains and losses relating to the period**	(135)	(111)

* Including joint ventures and associates of £nil (30 September 2001: loss of £4m; 31 March 2002: loss of £22m).

Reconciliation of movements in shareholders' funds for the six months ended 30 September 2002

Year ended 31 March 2002 £m		30 September 2002 (unaudited) £m	30 September 2001 (unaudited) £m
165	Profit for the financial period attributable to shareholders	224	48
(194)	Equity dividends	(67)	(65)
(29)	Retained profit/(loss) for the financial period	157	(17)
(11)	Other net recognised gains and losses relating to the period	(359)	(159)
21	New share capital subscribed	1	12
(19)	**Net reductions in shareholders' funds**	(201)	(164)
4,826	Opening shareholders' funds	4,807	4,828
4,807	**Closing shareholders' funds**	4,606	4,664

Consolidated balance sheet as at 30 September 2002

31 March 2002 £m		30 September 2002 (unaudited) £m	30 September 2001 (unaudited) £m
	Fixed assets		
10	Intangible assets	10	11
6,975	Tangible assets	7,379	6,790
	Investments in joint ventures:		
51	Share of gross assets	104	44
(39)	Share of gross liabilities	(69)	(32)
39	Loans	26	23
51		61	35
6	Investments in associates	6	6
80	Other investments	78	79
7,122		7,534	6,921
	Current assets		
34	Stocks	169	93
183	Debtors	233	269
840	Short-term investments	1,099	138
99	Cash at bank and in hand	95	114
1,156		1,596	614
(701)	**Creditors**: amounts falling due within one year	(703)	(931)
455	Net current assets/(liabilities)	893	(317)
7,577	**Total assets less current liabilities**	8,427	6,604
	Creditors: amounts falling due after more than one year		
(2,256)	Other creditors	(2,346)	(1,385)
(311)	Convertible debt	(730)	(311)
(2,567)		(3,076)	(1,696)
	Provisions for liabilities and charges		
	Investments in joint ventures:		
180	Share of gross assets	-	199
(224)	Share of gross liabilities	-	(223)
(44)		-	(24)
(442)	Other provisions	(661)	(428)
(486)		(661)	(452)
(6)	**Equity minority interests**	(8)	(11)
4,518	**Net assets excluding pension asset and pension and other post retirement liabilities**	4,682	4,445
299	Pension asset	-	227
(10)	Pension and other post retirement liabilities	(76)	(8)
4,807	**Net assets including pension asset and pension and other post retirement liabilities**	4,606	4,664
1,066	Share capital	1,066	1,063
3,741	Reserves	3,540	3,601
4,807	**Equity shareholders' funds**	4,606	4,664
£4.51	Net asset value per share	£4.32	£4.39

Consolidated cash flow statement for the six months ended 30 September 2002

Year ended 31 March 2002 £m		30 September 2002 (unaudited) £m	30 September 2001 (unaudited) £m
	Operating activities:		
550	Operating profit	357	352
250	Depreciation	125	119
7	Amortisation	-	6
6	Fixed assets written off	-	-
(1)	Increase in stocks	(2)	(17)
(4)	Increase in debtors	(39)	(82)
6	Increase in creditors	1	18
(2)	Decrease in provisions	-	-
46	Increase/decrease in net pension liability/asset	24	24
858	**Net cash inflow from operating activities**	466	420
18	**Dividends received from joint ventures and associates**	2	7
	Returns on investments and servicing of finance:		
(118)	Interest paid	(103)	(28)
30	Interest received	28	13
1	Dividends received from other fixed asset investments	1	-
(3)	Dividends paid to minority interests	(1)	(3)
(90)		(75)	(18)
	Taxation		
(127)	UK corporation tax paid	(61)	(43)
(8)	Overseas tax paid	(1)	(3)
(135)	**Net cash outflow from taxation**	(62)	(46)
	Capital expenditure and financial investment:		
(628)	Additions to operational assets	(293)	(294)
(3)	Additions to investment properties	(6)	(12)
1	Sale of operational assets	1	-
48	Sale of investment properties	-	20
(55)	Reductions in/(additions to) long-term investments	9	(19)
2	Sale of current asset investments	-	-
(635)		(289)	(305)
	Acquisitions and disposals:		
-	Sale of operations	-	26
(1)	Deferred consideration paid in respect of a subsidiary undertaking acquired in a prior year	-	-
(21)	Acquisition of joint ventures	-	(21)
-	Dissolution of joint venture	9	-
11	Disposal of subsidiary undertakings	-	-
(12)	Net cash disposed of with subsidiary undertakings	-	-
(23)		9	5
(188)	**Equity dividends paid**	(129)	(123)
(195)	**Cash outflow before use of liquid resources and financing**	(78)	(60)
	Management of liquid resources:		
(532)	Cash withdrawn from/(placed on) deposit	56	(27)
(46)	(Purchase)/sale of commercial paper	(315)	152
(578)		(259)	125
	Financing:		
21	Issue of shares	1	12
731	Net increase/(decrease) in debt	332	(83)
752		333	(71)
(21)	**Decrease in cash in the period**	(4)	(6)

NOTES

1. Basis of preparation

This statement has been prepared in accordance with the accounting policies applied in the 2001/02 annual report.

Certain comparative figures have been restated to be consistent with the presentation used in the full financial statements for the year ended 31 March 2002.

The information shown for the year ended 31 March 2002 does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 and has been extracted from the full financial statements for the year ended 31 March 2002, which have been filed with the Registrar of Companies. The auditors have reported on those accounts; their report was unqualified and did not contain statements under Section 237(2) or (3) of the Companies Act 1985.

The interim financial statement is unaudited but has been formally reviewed by the auditors.

The interim financial statement was approved by the directors on 1 November 2002.

2. Segmental information

Revenue

Year ended 31 March 2002 £m		30 September 2002 (unaudited) £m	30 September 2001 (unaudited) £m
	Airports		
760	Heathrow	410	402
286	Gatwick	160	170
132	Stansted	81	73
1,178	**Total UK regulated airports**	**651**	**645**
67	Glasgow	40	39
56	Edinburgh	32	29
27	Aberdeen	14	14
14	Southampton	8	8
164	**Total UK non-regulated airports**	**94**	**90**
60	**Total international airports**	**34**	**32**
1,402	**Total airports**	**779**	**767**
	World Duty Free		
363	Continuing operations	186	194
117	Discontinued operations	-	117
480	**Total World Duty Free**	**186**	**311**
35	**BAA Lynton**	**18***	**12**
58	**Rail**	**31**	**31**
12	**Other operations**	**5**	**4**
1,987	**Group**	**1,019**	**1,125**
17	**Share of joint ventures**	**19**	**-**
2,004	**Group and share of joint ventures**	**1,038**	**1,125**
	Analysed between:		
1,792	United Kingdom - continuing operations	999	964
39	Europe - continuing operations	19	20
28	North America - continuing operations	15	14
117	North America - discontinued operations	-	117
28	Other - continuing operations	5	10
2,004		1,038	1,125

* including acquisitions of £1m.

2. Segmental information (continued)

Operating profit

Year ended 31 March 2002 £m		30 September 2002 (unaudited) £m	30 September 2001 (unaudited) £m
	Airports		
320	Heathrow	188	182
103	Gatwick	71	81
37	Stansted	28	26
460	**Total UK regulated airports**	**287**	**289**
25	Glasgow	19	18
20	Edinburgh	13	12
10	Aberdeen	6	5
3	Southampton	2	2
58	**Total UK non-regulated airports**	**40**	**37**
4	**Total international airports**	**5**	**5**
522	**Total airports**	**332**	**331**
	World Duty Free		
17	Continuing operations	12	11
(3)	Discontinued operations	-	(3)
14	**Total World Duty Free**	**12**	**8**
21	**BAA Lynton**	**10***	**10**
7	**Rail**	**5**	**5**
(14)	**Other operations**	**(2)**	**(2)**
550	**Group - before exceptional items**	**357**	**352**
-	**Exceptional items**	**-**	**-**
550	**Group - post exceptional items**	**357**	**352**
6	**Share of joint ventures and associates operating profit before exceptional items**	**6**	**2**
(15)	**Share of joint ventures and associates exceptional items**	**-**	**-**
541	**Group and share of joint ventures and associates**	**363**	**354**
	Analysed between:		
543	United Kingdom - continuing operations	356	352
(2)	Europe - continuing operations	5	4
1	North America - continuing operations	1	1
(3)	North America - discontinued operations	-	(3)
2	Other - continuing operations	1	-
541		363	354

* including acquisitions of £1m.

3. Net interest payable

The interest charge is shown net of interest capitalised in respect of the Group of £9m (30 September 2001: £17m; 31 March 2002: £32m).

Other finance income of £22m (30 September 2001: £24m; 31 March 2002: £48m) represents the interest charge on accrued pension liabilities offset by a credit equivalent to the Group's long term expected return on assets based on the market value of the scheme assets at the start of the period.

4. Tax on profit on ordinary activities

The taxation charge for the six months ended 30 September 2002 has been based on the estimated effective rate for the full year before exceptionals of 31%. On a similar pre-exceptional profit basis, the taxation charge for the six months ended 30 September 2001 and year ended 31 March 2002 was based on an effective rate for the full year of 30%. There was a tax credit of £1m for the six months ended 30 September 2001 and of £1m for the year ended 31 March 2002 attributable to exceptional items in the period.

5. Equity dividends

The directors have declared an interim dividend of 6.3p (30 September 2001: 6.1p) per share payable on 22 January 2003 to shareholders on the register on 15 November 2002.

6. Earnings per share

Year ended 31 March 2002		30 September 2002 (unaudited)	30 September 2001 (unaudited)
£351m	Net profit for the financial period before exceptional items	£224m	£231m
£(186)m	Exceptional items	-	£(183)m
£165m	Profit attributable to shareholders	£224m	£48m
-	Interest on convertible bonds	£10m	-
£165m	Diluted profit	£234m	£48m
1,057m	Average number of shares in issue	1,057m	1,058m
8m	Share options	5m	6m
-	Conversion of 4.875% bonds due 2004	47m	-
-	Conversion of 2.94% bonds due 2008	53m	-
1,065m	Diluted average number of shares in issue	1,162m	1,064m
33.2p	Earnings per share before exceptional items	21.2p	21.8 p
(17.6)p	Loss per share on exceptional items	-	(17.3)p
15.6p	Earnings per share	21.2p	4.5p
15.5p	Diluted earnings per share	20.1p	4.5p

Earnings per share figures before exceptional items have been disclosed to show the impact of the exceptional items on the underlying results of the business.

The convertible bonds were excluded in calculating diluted earnings per share for the six months ended 30 September 2001 and the year ended 31 March 2002 because they did not have a diluting effect in those periods.

7. Tangible fixed assets

The Group's investment properties are included at 31 March 2002 valuations as adjusted for additions and disposals since that date.

Airport fixed assets in the course of construction include £677m in respect of Terminal 5 at Heathrow Airport for which planning consent has now been given (30 September 2001: £322m; 31 March 2002: £377m). If for any reason the outcome of the current regulatory review is unsatisfactory, and as a result the project does not proceed, an element of costs relating to this project will be charged to the profit and loss account later this year. Included within the additional Terminal 5 capital expenditure of £300m during the six months ended 30 September 2002 is £196m for the acquisition of land for the construction of Terminal 5. The operational assets employed by the vendor of this land have to be relocated and the acquisition cost represents the present value of the estimated deferred payments to be made over the next 35 years to the vendor in compensation for relocation. As a result of this and other movements in capital creditors, the capital expenditure of the Group recorded in the period has exceeded the cash expended by £223m. The £196m present value of deferred consideration is included within other provisions in the balance sheet.

8. Creditors: amounts falling due after more than one year

Year ended 31 March 2002 £m		30 September 2002 (unaudited) £m	30 September 2001 (unaudited) £m
	Borrowings:		
30	Secured	65	30
2,192	Unsecured	2,234	1,316
2,222		2,299	1,346
	Other unsecured creditors:		
23	Deferred income	22	24
11	Other creditors	25	15
2,256		2,346	1,385
	Convertible debt:		
311	BAA plc 4.875% £314 million convertible bonds due 2004	312	311
-	BAA plc 2.94% £424 million convertible bonds due 2008	418	-
311		730	311

The secured borrowings are secured on certain properties and the assets of the outlet centre at York.

The company's £314 million 4.875% convertible bonds are convertible at the option of the holder into fully paid £1 ordinary shares of BAA plc at a price of 672p per share at any time up to 22 September 2004. The company has the right to redeem the bonds under certain circumstances which have now been met, and unless previously redeemed or converted, the bonds will be redeemed at par on 29 September 2004.

On 4 April 2002, the company issued £424 million 2.94% convertible bonds convertible at the option of the holder into fully paid £1 ordinary shares of the company at a price of 800p per share at any time up to 28 March 2008. The company has the right to redeem the bonds under certain circumstances, which currently have not been met, and unless previously redeemed or converted, the company will redeem the bonds at par on 4 April 2008.

9. Notes to the cash flow statement

Analysis of net debt	1 April 2002 £m	Cash flow £m	Exchange movements £m	Dissolution of joint venture £m	30 September 2002 £m	30 September 2001 £m
Cash at bank and in hand	99	(4)	-	-	95	114
Short-term investments	840	259	-	-	1,099	137
Borrowings due within one year	(57)	129	2	(145)	(71)	(208)
Borrowings due after more than one year	(2,533)	(461)	-	(35)	(3,029)	(1,657)
	(1,651)	(77)	2	(180)	(1,906)	(1,614)

10. Contingent liabilities

Holders of $84,000,000 of Loan Notes of World Duty Free Americas, Inc. (now known as WDFA Inc.), which was sold by BAA in October 2001, have issued proceedings against BAA, World Duty Free plc and the purchaser of WDFA Inc., for $84,000,000 and punitive damages, claiming they conspired to convey the assets of WDFA Inc. with the intent of impairing the holders' rights as creditors under the Loan Notes. BAA denies the allegation and appropriate legal advice has confirmed that the claim has no merit.

11. Dissolution of joint venture

On 16 September 2002, BAA and McArthurGlen agreed to dissolve the BAA McArthurGlen joint venture with effect from 30 August 2002. BAA has ceased to have an interest in certain joint venture entities, and has acquired McArthurGlen's interests in the remaining joint venture entities. Where BAA exercises control over these entities the assets and liabilities, previously included within share of joint venture assets and liabilities, have been included within the relevant balance sheet headings.

PUBLICATION OF HALF YEAR RESULTS

The results for the six months ended 30 September 2002, and the interim independent review report from Deloitte & Touche, will be published in the Financial Times on 5 November 2002. The full announcement will be available on BAA's website, www.baa.com.